Exhibit 99.4
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
September 23, 2009

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE
PROVIDES FURTHER NOTICE OF ITS 2009 ANNUAL GENERAL MEETING
NEW YORK — September 23, 2009 — Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCF) (the “Company”) would like to remind shareholders of its upcoming annual general meeting to be held on September 29, 2009 at 9:00 a.m. (New York time) / 9:00 p.m. (Taipei time) at its principal executive offices located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC.
All shareholders as of the record date, August 21, 2009, are invited to attend the meeting and vote their shares. Teleconference access will be provided for shareholders who are not able to attend the annual general meeting in person. A formal notice, which includes dial-in information for the teleconference, and a proxy statement were sent to shareholders of the Company on or about August 28, 2009. Shareholders may also contact Michael Mandelbaum at (310) 785-0810 for the dial-in information for the teleconference.
The matters to be considered at the annual general meeting shall include the election of directors, the confirmation of the appointment of auditors for the 2009 fiscal year and any other matters that properly come before the meeting.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.